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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                             ---------------------

                             PYR ENERGY CORPORATION
                       (Name of Subject Company (Issuer))

                             ---------------------

                            SAMSON ACQUISITION CORP.
                            SAMSON INVESTMENT COMPANY
                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    693677106
                      (CUSIP Number of Class of Securities)

                             ---------------------


                                ANNABEL M. JONES
                  ASSISTANT GENERAL COUNSEL - CORPORATE AFFAIRS
                            SAMSON INVESTMENT COMPANY
                             TWO WEST SECOND STREET
                              TULSA, OKLAHOMA 74103
                                 (918) 591-1006

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                           CALCULATION OF FILING FEE*
======================================= ========================================
   Transaction Valuation                            Amount of Filing Fee**
--------------------------------------- ----------------------------------------
       $48,021,118.60                                     $1,474.25
--------------------------------------- ----------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.30, the per share tender offer price, by the sum of (i) the 38,010,258 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of April 10, 2007 (according to PYR Energy Corporation's Schedule 14D-9 filed on April 11, 2007 and the merger agreement filed hereto as Exhibit (d)(1)) less the 3,689,200 shares owned by Samson Investment Company, (ii) 1,990,764 shares subject to option grants made under the PYR Energy Corporation's share-based compensation plans (according to the merger agreement filed hereto as Exhibit (d)(1)), and (iii) 627,500 shares under warrants issued to third parties for services performed (according to the merger agreement filed hereto as Exhibit
    (d)(1)).

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   $1,381.92    Filing Party:  Samson Investment
                                                              Company

        Form or Registration No.: SC TO-T      Date Filed:    March 28, 2007

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [_] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [X] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  INTRODUCTION

     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 28, 2007 and amended by Amendment No. 1 filed April 5, 2007 and amended by Amendment No. 2 on April 11, 2007 (as so amended, the "Schedule TO") by Samson Acquisition Corp. ("Purchaser"), a Maryland corporation and wholly-owned subsidiary of Samson Investment Company, a Nevada corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the "Company"), for $1.21 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

        On April 23, 2007, Parent, Purchaser the Company entered into a definitive merger agreement pursuant to which Purchaser and Parent will amend the tender offer to reflect the increase of its cash offer price to $1.30 per share. Under the terms of the merger agreement, following completion of the tender offer, the parties will complete a second-step merger pursuant to which all remaining outstanding shares of PYR common stock will be cancelled and converted into $1.30 cash per share, without interest. An amended Offer to Purchase, amended Letter of Transmittal and other related documents will be filed with the Securities and Exchange Commission (the "Commission") and distributed to stockholders of the Company as soon as practicable. In addition, pursuant to the merger agreement, the Company will file an amendment to its
Schedule 14D-9 to reflect the Company's board of directors determination that the amended offer and the merger are in the best interests of the stockholders and its recommendation that the stockholders accept the merger. The consummation of the amended offer and the merger are subject to customary closing conditions.

        The tender offer, which was scheduled to expire at midnight on April 24, 2007, is extended to midnight, New York City time, on Thursday, May 24, 2007, unless further extended in accordance with the terms of the merger agreement.

        The merger agreement and the joint press release announcing the entry into the merger agreement and extension of the offer are being filed with the Commission as exhibits to this Amendment. The foregoing description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement. The merger agreement should be read in its entirety for a full description of its terms and conditions.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(13) and (d)(1) and, as so amended, is restated as follows:


(a)(1)         Offer to Purchase, dated March 28, 2007
(a)(2)         Form of Letter of Transmittal
(a)(3)         Form of Notice of Guaranteed Delivery
(a)(4)         Form of Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees
(a)(5)         Form of Letter to Clients
(a)(6)         Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9
(a)(7)         Summary Advertisement as published in The New York
               Times on March 28, 2007
(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007
(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)
(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))
(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder
               No. 1 Well
(a)(12) Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer
(a)(13) Joint Press Release, dated April 23, 2007, announcing the entry into a definitive Merger
               Agreement and extension of the Offer
(d)(1) Agreement and Plan of Merger dated as of April 23, 2007 among Parent, Purchaser and the Company

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SAMSON ACQUISITION CORP.


                                     By:  /s/  Jack A. Canon
                                        ----------------------------
                                        Name:  Jack A. Canon
                                        Title: Senior Vice President



                                     SAMSON INVESTMENT COMPANY


                                     By:  /s/  Jack A. Canon
                                        ----------------------------
                                        Name:  Jack A. Canon
                                        Title: Senior Vice President,
                                               General Counsel and Secretary


Dated: April 23, 2007


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                                  EXHIBIT INDEX

EXHIBIT NO.    DOCUMENT
-----------    --------
(a)(1)         Offer to Purchase, dated March 28, 2007
(a)(2)         Form of Letter of Transmittal
(a)(3)         Form of Notice of Guaranteed Delivery
(a)(4)         Form of Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees
(a)(5)         Form of Letter to Clients
(a)(6)         Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9
(a)(7)         Summary Advertisement as published in The New York
               Times on March 28, 2007
(a)(8)         Press Release announcing the commencement of the
               Offer issued by Parent on March 28, 2007
(a)(9)         Press Release announcing Parent's intention to
               commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)
(a)(10)        Letter dated March 20, 2007 from Parent to the Chief Executive
               Officer and the Board of Directors of the Company (included in Exhibit (a)(9))
(a)(11)        Press Release, dated April 5,2007, announcing less
               than expected drilling results on the Nome-Harder
               No. 1 Well
(a)(12)        Joint Press Release, dated April 11, 2007,
               announcing the agreement in principle between the Company and Purchaser related to the revised Offer
(a)(13)        Joint Press Release, dated April 23, 2007,
               announcing the entry into a definitive Merger*
               Agreement and extension of the Offer
(d)(1)         Agreement and Plan of Merger dated as of April 23, 2007 among
               Parent, Purchaser and the Company*

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* Filed herewith.